Exhibit 99.2

(An exploration company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

This Management’s Discussion and Analysis (the “MD&A”) for Fury Gold Mines Limited (“Fury Gold” or the “Company”) should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes thereto for the three and six months ended June 30, 2026. The unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements under International Accounting Standard 34 - Interim Financial Reporting. All dollar amounts presented are expressed in thousands of Canadian dollars unless otherwise stated. Amounts presented in this MD&A may be rounded. The effective date of this MD&A is August 13, 2026.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2026 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	1

Section 1: Forward-looking statements and risk factors

1.1 Forward-looking statements

Certain statements made in this MD&A contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this MD&A include, but are not limited to: the Company’s exploration plans and objectives and the timing and costs of these plans; future capital expenditures and requirements, and sources and timing of additional financing; the timing, costs and success of the Company’s exploration activities, estimates of the Company’s mineral resources; the realization of mineral resource estimates; any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; capital expenditures; the Company’s plans for its marketable securities in Contango Silver & Gold Inc. (a successor to Dolly Varden Silver Corporation) and Sirios Resources Inc. and the realization of carrying values of these and any other securities held for resale. Additional factors include liabilities related to unused tax benefits or flow-through obligations; statements relating to the business, operations or prospects of the Company; and other events or conditions that may occur in the future.

The forward-looking statements contained in this MD&A represent the Company’s views only as of the date hereof and may change. Many assumptions are subject to risks and uncertainties, and so may prove to be incorrect, including the Company’s budget, including expected costs and the assumptions regarding market conditions and other factors upon which the Company has based its expenditure expectations; the Company’s ability to complete its planned exploration activities with its available working capital; the Company’s ability to raise additional capital to proceed with its exploration plans; the Company’s ability to obtain or renew the licences and permits necessary for exploration; the Company’s ability to obtain all necessary regulatory approvals, permits and licences for its planned exploration activities under governmental and other applicable regulatory regimes including the legally, mandated consultation process with affected First Nations; the Company’s ability to complete and successfully integrate acquisitions; the effects of climate change, extreme weather events, tariffs, water scarcity, wildfires, and seismic events, and the effectiveness of strategies to deal with these issues; the Company’s expectations regarding the demand for, and supply and price of, precious metals; the Company’s ability to recruit and retain qualified personnel; the Company’s resource estimates, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements.

The foregoing is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Readers should refer to the risks discussed herein and in the Company’s Annual Information Form (the “Annual Information Form”) for the year ended December 31, 2025, subsequent disclosure filings with the Canadian Securities Administrators, the Company’s registration statement on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission (the “SEC”), and subsequent disclosure filings with the SEC, available on SEDAR+ at www.sedarplus.com and with the SEC at www.sec.gov, as applicable.

The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws in future disclosure filings.

Readers are cautioned not to place heavy reliance on forward looking statements.

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated, and Inferred Resource Estimates:

The mineral project technical information in this document has been prepared in accordance with NI 43-101, and the information contained herein may not be comparable to similar information disclosed by similar exploration companies reporting under S-K 1300. United States investors are cautioned that NI 43-101 and S-K 1300 differ in certain material respects as described above, and that the technical disclosure herein may not meet all requirements applicable to SEC-reporting companies.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2026 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	2

There is no assurance any mineral resources that the Company may report resources with sequentially lower confidence levels referred to as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43- 101 would be the same had the Company prepared the resource estimates under the standards adopted under the Regulation S-K 1300. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into the next higher category of mineral resources or ultimately into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.

The Company currently has no mineral resources which qualify as mineral reserves which requires that the estimated resources be demonstrated to be economic in at least a pre-feasibility level (± 30% estimates tolerance) study. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. In Canada, “inferred mineral resources” are subject to an expectation that there must be a reasonable probability of upgrading a majority of an inferred resource into a measured or indicated category, inferred resources have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this MD&A describing the Company’s mineral deposits may not be comparable to similar information made public by domestic U.S. companies which are subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Change in U.S. Securities Reporting Obligations

Previously, the Company filed its annual report with the U.S. Securities and Exchange Commission (the "SEC") on Form 20-F as a foreign private issuer. Effective December 31, 2025, the Company determined that it satisfies the eligibility requirements to register its securities and file its annual report under the Multijurisdictional Disclosure System ("MJDS") established jointly by the SEC and the Canadian Securities Administrators ("CSA").

Accordingly, for fiscal 2025, the Company has transitioned from filing its annual report on Form 20-F to filing on Form 40-F under the MJDS. Commencing with the annual report for the fiscal year ended December 31, 2025, the Company filed its annual report with the SEC on Form 40-F. This form permits eligible Canadian issuers to satisfy their SEC reporting obligations primarily by filing disclosure documents prepared in accordance with Canadian securities laws and filed on the System for Electronic Document Analysis and Retrieval ("SEDAR+").

Exchange Act Registration and Ongoing Obligations

The Company's common shares are registered under Section 12(g) of the Exchange Act. The Company will continue to comply with all applicable obligations arising under the Exchange Act, including the filing of annual reports on Form 40-F, the filing of Reports on Form 6-K to furnish material information to the SEC on an ongoing basis; and compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder, to the extent applicable to MJDS filers.

1.2 Qualified persons and technical disclosures

Valerie Doyon, P.Geo., Vice President, Geology, of the Company is the Company’s “qualified person” or “QP” under and for the purposes of NI 43-101 with respect to assuming responsibility for the technical disclosures in this MD&A.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2026 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	3

Section 2: Business Overview

Fury Gold is a Canadian-focused gold exploration company whose four material projects are strategically positioned in two prolific mining regions: the Eeyou Istchee James Bay Region of Quebec and the Kitikmeot Region in Nunavut.

The Company was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) has operated continuously as a mineral exploration company since then, and is now listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is located in care of its Canadian attorneys at 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4N7, and its mailing address is 401 Bay Street, 16th Floor, Toronto, Ontario, M5H 2Y4.

At June 30, 2026, the Company had four material mineral projects: Committee Bay in Nunavut, and Eau Claire, Sakami and Éléonore South in Quebec.

During March 2026, the Company’s previously held Dolly Varden Silver Corporation (“Dolly Varden”) common shares were exchanged for shares of Contango Silver & Gold Inc. (“Contango“) common shares as part of a merger between these two companies and at March 31, 2026 these Contango shares were reclassified as Marketable Securities as the Company’s was diluted below 10%.

The Company is a junior resource exploration issuer and as such is an expenditure-based business and does not have revenues from mining operations. The CEO, who is the chief operating decision maker (“CODM”), reviews the operating segments of the Company, and has determined that there are two reportable geographical segments (Quebec and Nunavut). The Company focus on the acquisition, exploration, and development of mineral resource properties within Quebec and Nunavut. Its business success must be measured primarily by the success of its exploration programs in establishing that the Company’s mineral properties contain potential commercial deposits of precious metals.

Section 3: Q2 2026 Highlights and subsequent events

3.1 Operational highlights in Q2 and to date of filing

•	On July 13, 2026, the Company announced the second batch of assay results from its ongoing Phase 2 drill program at the Eau Claire gold project, highlighted by hole 26EC-115, which intersected 7.01 g/t gold over 21.0 metres, including 10.27 g/t gold over 11.0 metres. No previous intercept at Eau Claire with a comparable thickness has returned a higher grade. Additional drilling also returned several gold-bearing intercepts across the deposit. The Company also mobilized a third drill rig to accelerate drilling, further define the high-grade zone, and support ongoing prefeasibility study work as it advances the project toward development.

•	On July 7, 2026, the Company commenced its 2026 drilling program at the Committee Bay Project in Nunavut, with approximately 5,000 metres of diamond drilling planned to expand and upgrade resources at the Three Bluffs deposit and the nearby Antler prospect.

•	On June 23, 2026, the Company announced positive metallurgical test results from its Ninaaskumuwin lithium discovery at the Elmer East project in Quebec, demonstrating the potential to produce a direct shipping ore (DSO) spodumene concentrate grading 6.0% Li₂O with approximately 77% lithium recovery using a simple Dense Media Separation process. Testing confirmed that spodumene is the only lithium-bearing mineral present and that the pegmatite is relatively free of impurities, suggesting the material could be suitable for battery-grade lithium products.

•	On June 9, 2026, the Company announced the start of pre-feasibility study work for its Eau Claire Gold Project in Quebec. The Company has engaged SGS Geological Services and BBA Consultants, two leading geological and engineering firms, to oversee resource modeling, mining, processing, infrastructure, and economic evaluation work.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2026 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	4

•	On June 2, 2026, the Company reported final Phase 1 and initial Phase 2 drill results from its Eau Claire Gold Project in Quebec, highlighted by an infill intercept of 7.86 g/t gold over 9.43 metres in hole 26EC-103. Additional results included high-grade intervals such as 34.20 g/t gold over 0.96 metres, 9.17 g/t gold over 1.93 metres, and 3.79 g/t gold over 7.25 metres from Phase 2 conversion drilling. The drilling program is focused on improving resource continuity, converting inferred resources to higher-confidence categories, and expanding the existing mineral resource base.

•	On May 19, 2026, the Company initiated an expanded metallurgical testwork program at its 100%-owned Eau Claire Gold Project in Quebec, engaging SGS Canada to support ongoing feasibility studies. The program is designed to optimize ore processing, evaluate gold recovery methods, characterize tailings, assess environmental performance, and provide engineering data needed for process plant design.

•	On May 12, 2026, the Company announced the appointment of Annie Blier as Senior Director, Environment and Permits who will lead the environmental strategy and permitting roadmap required to advance the Eau Claire project towards feasibility.

•	On April 28, 2026, the Company announced the commencement of environmental baseline studies (the “Study”) at the Company’s 100% held Eau Claire high-grade gold project, located in the Eeyou Istchee Territory in the James Bay Region of Northern Quebec. The Study, which will be carried out over the next two years, will include field inventories of the various components of the natural and human environments, establishing baseline conditions for a future environmental impact assessment.

•	On April 23, 2026, the Company announced the results from the second batch of the Phase 1 13,000m drilling campaign at the Eau Claire project. Highlights from the six drill holes included in this release include 12.50 g/t gold over 7.02m from drill hole 26EC-101 in a 45m down-plunge step out from the reported intercept in 26EC-099. Both significant intercepts were located outside of the current block model. Additional results included 3.92g/t gold over 6.92m and 10.15g/t gold over 1.48m from drillhole 26EC-097 and; 17.20g/t gold over 1.47m from drillhole 26EC-098.

•	On April 7, 2026, the Company announced the appointment of Mario Courchesne as Vice President, Project Development. Mr. Courchesne will be responsible for leading and managing all aspects of the advancement of Eau Claire from exploration-stage through to PFS/feasibility and, ultimately, into construction and operations. He will serve as the technical and strategic lead for the project, coordinating cross-functional teams, managing external consultants and contractors, and interfacing with regulators, communities, and stakeholders. In addition, the Company announced the resignation of Bryan Atkinson, senior Vice President, Exploration, effective April 30, 2026. Mr. Atkinson will serve in a stand-by advisory capacity to the Company after April 30, 2026.

3.2 Corporate highlights and subsequent events

•	On June 26, 2026, the Company announced the voting results from its Annual General Meeting (“Meeting”) of Shareholders held on June 25, 2026. The Company confirmed that each director nominee listed in the Company’s management information circular dated May 11, 2026, in connection with the Meeting were re-elected as directors of the Company and that PricewaterhouseCoopers LLP was appointed as the Company’s auditor and the Company’s long-term equity incentive plan, as amended, was approved for a three-year term.

•	On May 12, 2026, the Company announced the appointment of Ms. Annie Blier as Senior Director, Environment and Permits.

•	On April 17, 2026, the Company announced the appointment of Mr. Mario Courchesne as Vice President, Project Development. The Company also announces the resignation of Bryan Atkinson, Senior Vice President, Exploration, effective April 30, 2026.

•	On April 15, 2026, the Company promoted Valerie Doyon, its Senior Project Geologist to Vice President, Geology.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2026 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	5

Section 4: Projects overview

Locations of the Company’s four material mineral projects and the currently non-material Kipawa rare earths project.

4.1 Indigenous community relations and environmental

The pursuit of environmentally sound and socially responsible mineral development guides all of Fury Gold’s activities as the Company understands the broad societal benefits that responsible mining can bring, as well as the risks that must be managed through the implementation of sustainable development practices. The Company strives to maintain the highest standards of environmental protection and aboriginal and local community engagement at all its projects.

The Company considers sustainability to include the pursuit of four mutually reinforcing pillars: environmental and cultural heritage protection; social and community development; economic growth and opportunity; and cultural intelligence development for all employees. The Company assesses the environmental, social, and financial benefits and risks of all business decisions and believes this commitment to sustainability generates value and benefits for local communities and shareholders.

The Company’s approach to Indigenous and stakeholder engagement provides opportunities and benefits through:

•	the provision of jobs and training programs

•	contracting opportunities

•	capacity funding for Indigenous engagement

•	sponsorship of community events

•	supporting professional development opportunities, building cultural and community intelligence capacity.

The Company places a priority on creating mutually beneficial, long-term relationships with the communities in which it operates. Engagement goals include providing First Nation governments, communities, and residents with corporate and project-related information, including details of work programs, collaborative opportunities, and other activities being undertaken in the field.

4.2 Quebec

Fury Gold holds 100% interests in the Eau Claire project as well as interests in ten other properties covering approximately 157,000 hectares predominantly within the Eeyou Istchee James Bay region of Quebec. Through its acquisition of Quebec Precious Metals Corporation on April 28, 2025, the company acquired 100% interests in three projects: Sakami, Elmer East and Cheechoo – Eleonore Trend, and a 68% interest in the Heavy Rare Earth Elements (HREE) Kipawa project (the remaining 32% is held by Investissement Quebec).

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2026 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	6

4.2.1       Eau Claire

The Eau Claire project is located immediately north of the Paix Des Braves reservoir, 10km northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80km north of the town of Nemaska, approximately 320km northeast of the town of Matagami, and 800km north of Montreal. This property consists of map-designated claims totaling approximately 23,000 hectares. These claims are held 100% by Fury Gold and are in good standing. Permits are obtained on a campaign basis for all surface exploration, particularly trenching and drilling, undertaken on the property.

The Eau Claire project is underlain by typical Archean greenstone assemblages of the Eastmain Greenstone Belt, which are composed of volcanic rocks of basaltic to rhyolitic composition and related clastic and chemical sedimentary rocks. These rocks have been intruded by an assemblage of mafic to felsic sills, stocks, and dykes. Metamorphism ranges from upper greenschist to amphibolite facies in the greenstone assemblages, while higher-grade facies, up to granulite level, typically characterize the Opinaca sub-province. Archean-aged deformation affects all rocks on the property. Near the Eau Claire deposit, the volcano-sedimentary assemblage has been folded, forming a closed antiform plunging gently to the west. Regional rock foliation and lithology are generally east-west in strike with moderate to sub-vertical southerly dips in the vicinity of the Eau Claire gold deposit.

On September 2, 2025, the Company announced the results of a Preliminary Economic Assessment (“PEA”) for the Eau Claire Gold Deposit which was conducted by the independent engineering firm SGS Geological Services. The PEA contemplates a primary underground mining operation complemented by 2 small open pits. Production from the underground (“UG”) mine will start in year minus 1 with a small bulk sample, with full UG operations continuing through to year 11. In total, the underground would produce 702koz gold at an average diluted head grade of 5.22 g/t gold from 4.40Mt of material. The conventional open pit (“OP”) mine would operate for 8 years, recovering a total of 132koz gold at an average diluted grade of 2.50 g/t gold from 1.73Mt of material.

The Company’s drilling, since October 2025 on the Eau Claire property, has focused on expanding mineral resources along high-grade shoots and improving continuity within the existing resource, particularly outside the stopes identified in the preliminary economic assessment. Phase 1, which included roughly 13,000m of drilling and included 21 holes during concluded in March 2026, with key highlights being drill hole 26EC-099, which targeted an inferred portion of the Eau Claire resource and intercepted 11.74 g/t gold over 6.63m, drill hole 26EC-101 which intersected 12.50 g/t gold over 7.02 m as well as drill hole 26EC-103 that intersected 9.43 g/t gold over 7.86m.

The Phase 2 drill campaign which is underway, focusses on converting inferred portions of the resource and extensions to the indicated resource category. The Company anticipates an additional 15,000 – 25,000m of drilling during Phase 2 and will continue through the Summer and into Fall. Initial results from the Phase 2 campaign include drill hole 26EC-110 that intersected 5.68 g/t gold over 2.97m and 2.53 g/t gold over 4.95m as well as drill hole 26EC-115 which intersected 7.01 g/t gold over 21.0m.

In addition to the ongoing exploration and infill drilling on the property, the Company has also engaged SGS Geological Services (“SGS”) and BBA Consultants (“BBA”) to assist the Company in advancing Eau Claire Pre-Feasibility Study work.

The Company evacuated the Eau Claire property during July for roughly 2 weeks, due to ongoing wildfires in the area. The evacuation is not expected to have a material impact on the Company’s ongoing planned exploration or study work.

Percival to Serendipity trend:

The Serendipity Prospect is situated 16 km northeast of the Eau Claire Deposit and 6.5 km north northeast of the Percival Deposit along the Hashimoto Deformation Zone, which is related to the Cannard Deformation Zone, one of the primary controls on gold mineralization within the region. The 2024 drilling tested five robust distinct geochemical targets up to 150x background values proximal to the regional scale Hashimoto Deformation Zone within prospective folded stratigraphy across approximately 2 km of strike length. Limited historical drilling near Serendipity intercepted 7.9 m of 1.23 g/t gold; 12.1 m of 1.38 g/t gold and 1.5 m of 4.27 g/t gold.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2026 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	7

Fury’s technical team has demonstrated the effectiveness of drilling biogeochemical anomalies in covered terrain within our project areas and continues to build a better understanding of the combination of pathfinder elements and structural controls on the gold mineralization along the Percival to Serendipity trend. Broad low-grade gold mineralization occurs along well-defined structural splays sub-parallel to the regional Cannard and Hashimoto Deformation Zones. Certain elemental associations, most notably Arsenic, Bismuth, and Tungsten, are proving to be important pathfinders for gold mineralization. Higher-grade gold within the broader corridor is controlled by secondary shearing and is identified by the high degree of silicification and alteration. The proximity of the main Cannard and Hashimoto Deformation Zones varies from one target to the other and Fury believes the varying degrees of deformation are an important control on both gold mineralization and the potential preservation of a sizeable, mineralized body.

The Company expects to incur approximately $12 annually in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2026.

4.2.2        Éléonore South

The 100% owned Éléonore South property is strategically located in an area of prolific gold mineralization within the Eeyou Istchee James Bay gold camp and is locally defined by Dhilmar’s Éléonore mine and Sirios Resources’ Cheechoo deposit. Exploration over the past 13 years has largely been focused on the extension of the Cheechoo deposit mineralization within the portion of the Cheechoo Tonalite on the Property. Approximately 27,000m of drilling in 172 drill holes, covering only a small proportion of the property at the Moni and JT prospects has been completed. Notable drill intercepts include 53.25m of 4.22 g/t gold (Au); 6.0m of 49.50 g/t Au including 1.0m of 294 g/t Au and 23.8m of 3.08 g/t Au including 1.5m of 27.80 g/t Au.

The Company expects to incur approximately $32 annually in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2026. No additional work is planned for 2026.

4.2.3        Sakami

The winter road accessible Sakami project covers approximately 14,250 hectares (ha), 30 km to the east of the paved Billy Diamond Highway. The Project straddles the prospective structural corridor marking the contact between the Opinaca and La Grande Geological subprovinces, where gold mineralization has been identified across over 23 km. Gold mineralization is located at the base of a sulphide rich horizon located along and proximal to regional-scale shearing, marking the contact between the two geological subprovinces.

On December 8, 2025, the Company announced an initial inferred mineral resource estimate for the La Pointe Extension target on the Sakami gold project, located in the Eeyou Istchee Territory of the James Bay region in Northern Quebec. The initial inferred mineral resource comprised 23.9 million tonnes grading 1.07 g/t gold for 825,000 gold ounces. The entirety of the inferred mineral resource is contained within a conceptual open pit with a maximum depth of 400m. The La Pointe inferred resource remains open in all directions with immediate opportunities for expansion to the NE and SW as well as below the shallow portion of the conceptual open pit where drilling is limited to 175m below surface.

Gold mineralization has been intercepted across widths of up to 75 m and to a depth of up to 500 m. The identified gold mineralization at both La Pointe and La Pointe Extension remains open to depth and along strike. Further south along the same gold-bearing structure lies an intriguing undrilled coincident gold in soil geochemical anomalies and Induce Polarization (IP) geophysical chargeability anomaly with similar signature to the La Pointe and La Pointe Extension targets.

The Company expects to incur approximately $30 annually in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2026.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2026 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	8

La Pointe Extension Resource Estimate technical report

The La Pointe Extension resource estimation was completed in a technical report authored by Olivier Vadnais-Leblanc, P. Geo., Geologist with SGS Geological Services (“Initial Mineral Resource Estimate for the Sakami Project, Eeyou Istchee Territory, James Bay Region of Quebec, Canada” which is dated January 21, 2026, has an effective date of November 11, 2025, and is filed on www.sedarplus.ca).

4.3 Nunavut

Committee Bay Project

The Committee Bay project comprises approximately 236,000 hectares situated along the Committee Bay Greenstone Belt located 180km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited. The Committee Bay belt comprises one of a number of Archean-aged greenstone belts occurring within the larger Western Churchill province of northeastern Canada. The Committee Bay project is held 100% by the Company, subject to a 1% Net Smelter Return (“NSR”), and an additional 1.5% NSR payable on only 7,596 hectares which may be purchased within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

On June 3, 2025, the Company announced the 2025 exploration plans for the Committee Bay project. The 2025 Committee Bay exploration program commenced in early July 2025 and 7 – 10 diamond drill holes totaling approximately 5,000 metres were proposed.

The 2025 drilling had three primary goals;

•	Expansion of the Three Bluffs Shear Zone target first identified in 2021 where drill hole 21TB152 intercepted three discrete zones of high-grade gold mineralization over a 30 m drill width, including 10.0 m of 13.93 g/t gold, 3.0 m of 18.67 g/t gold and 1.0 m of 23.2 g/t gold in a 120 m step-out from the defined mineral resource (see news release dated December 1, 2021);

•	Testing regional shear zones along the southern contact of the 8 km-long Raven shear zone where samples of up to 32.90 g/t gold have been returned from an undrilled outcrop (see news release dated February 16, 2022);

•	Testing regional shear zones at Burro West where a 300 by 300 m gold in till anomaly was identified in 2024.

On July 14, 2025, the Company announced that the 2025 diamond drilling campaign had commenced at the Committee Bay project.

On November 10, 2025, the Company announced the results from the 2025 exploration drilling program at the Committee Bay project, located in the eastern Kitikmeot region of Nunavut, Canada. The 2025 drilling program comprised six (6) diamond drill holes totaling approximately 2,778 metres (m). Four of the drill holes (2,041m), targeting expansion of the Three Bluffs Shear Zone intercepted gold mineralization across 315m of strike with mineralized widths of up to 19.5m, including 5.73 grams per tonne (g/t) gold across 3.0m within a broader interval of 1.18 g/t gold over 19.5m (Hole 25TB155), which ended in the mineralized zone. The remaining two drill holes, which totaled 737m, tested the southern contact of the 8 kilometre (km) long Raven Shear Zone, which historically returned drill intercepts of up to 12.60 g/t gold over 5.49m and 31.1 g/t gold across 2.8m with outcropping gold mineralization defined over 1.4 km. Hole 25RV015, which was a 330m step-out from previous drilling intercepted 4.59 g/t gold over 1.5m.

The Company mobilized to the Committee Bay property at the end of June 2026, and intends to complete program of till sampling and approximately 5,000m of diamond drilling, which will conclude in mid-September 2026.

The Company expects to incur approximately $214 in annual mineral claims expenditures in 2026, in order to keep the property in good standing.

Committee Bay resource estimate and technical report

Three Bluffs resource estimations were completed by APEX Geoscience Ltd. (“APEX”) (see the Technical Report on the Committee Bay Project, Nunavut Territory, Canada, dated September 11, 2023, and filed under Fury’s SEDAR+ profile). It supersedes all previous Committee Bay technical reports.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2026 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	9

Section 5: Review of quarterly financial information

Three months ended:	Interest income	Net (income) loss(1)	Comprehensive (income) loss(1)	(Income) loss per share (C$/share)
June 30, 2026	$77	$14,870	$14,868	$0.08
March 31, 2026	125	(15,062)	(15,061)	(0.08)
December 31, 2025	125	(3,227)	(3,214)	(0.02)
September 30, 2025	53	4,699	4,701	0.03
June 30, 2025	35	1,996	1,998	0.01
March 31, 2025	44	2,991	2,993	0.02
December 31, 2024	60	101,256	101,257	0.68
September 30, 2024	75	2,673	2,673	0.02

(1) Certain periods have been restated within this document to correct a misstatement which was identified in the fourth quarter of 2024.

5.1 Three months ended June 30, 2026, compared to three months ended June 30, 2025

During the three months ended June 30, 2026, the Company reported net loss of $14,870 and loss per share of C$0.08 compared to a net loss of $1,996 and loss per share of C$0.01 for the three months ended June 30, 2025. The significant drivers of the change in total net income/loss were as follows:

Operating expenses:

•	Exploration and evaluation costs increased to $7,114 for the three months ended June 30, 2026, compared to $3,033 for the three months ended June 30, 2025. The higher exploration expense in the second quarter of 2026 was a result of the drilling programs as well as environmental baseline studies, metallurgical test work program, and pre-feasibility study work at Eau Claire as well as fuel mobilization to Committee Bay. The exploration expense in the second quarter of 2025 was a result of a smaller drilling program at the Éléonore South property as well as preparation for the summer programs at Sakami and Committee Bay.

•	Fees, salaries and other employee benefits increased to $710 for the three months ended June 30, 2026, which includes $298 of share-based compensation compared to $512 for the three months ended June 30, 2025 which only included $146 of share-based compensation for the period. The increase in the share-based compensation from 2025 are mainly due to the vesting of the RSU’s in a higher percentage compared to the prior year; and

•	Legal and professional fees decreased to $213 for the three months ended June 30, 2026, compared to $404 for the three months ended June 30, 2025. The higher costs in 2025 were primarily due to professional fees associated with the corporate acquisitions, valuation of mineral property interests and various financings during the same quarter in the prior period.

Other (income) expenses, net:

•	Net loss from associates of $2 for the three months ended June 30, 2026 compared $1,410 in the previous year comparable period, was a result of the exchange of the Company’s shares in Dolly Varden where it had significant influence due to an investor rights agreement, to those of Contango, a company in which it does not have an agreement or significant influence and therefore the investments ceased to be an investment in associate.

•	Net gain on investments in associates of $nil for the three months ended June 30, 2026, whereas in the previous year comparable period, there was a gain on investments of $3,454 as a result of the Company’s disposition of Dolly Varden shares during that period and a $2,044 deemed gain on dilution; and

•	Net loss on marketable securities of $6,852 for the three months ended June 30, 2026 compared to net gain of $286 for the three months ended June 30, 2025 was a result of a significant decrease in gold-price-related marketable securities prices in the quarter compared to the same comparable quarter.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2026 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	10

5.2 Six months ended June 30, 2026, compared to six months ended June 30, 2025

During the six months ended June 30, 2026, the Company reported net income of $192 and earnings per share of C$0.00 compared to a net loss of $4,988 and loss per share of $0.03 for the six months ended June 30, 2025. The significant drivers of the change in total net loss were as follows:

Operating expenses:

•	Exploration and evaluation costs increased to $11,892 for the six months ended June 30, 2026 compared to $5,194 for the six months ended June 30, 2025. The exploration expense in 2026 was a result of the ongoing drilling programs and developmental studies at Eau Claire, the mobilization in Committee Bay that started in March, and the test results from the Elmer East project, whereas in 2025, there were the diamond drilling program at the Éléonore South property in the first quarter and the program at Sakami which started in June;

•	Legal and professional fees decreased to $405 for the six months ended June 30, 2026 compared to $586 for the six months ended June 30, 2025. The higher costs in the previous year were primarily a result of due diligent work performed for various financings, as well as fees related to the valuation of mineral property interests; and

•	Fees, salaries and other employee benefits increased to $1,554 for the six months ended June 30, 2026 compared to $1,061 for the six months ended June 30, 2025. The increase in costs are driven by an increase in share-based compensation of $784 for 2026 compared to $283 for 2025 with additional vesting taking place in 2026 as compared to 2025.

Other income, net:

•	Net gain on investment in associates of $19,241 for the six months ended June 30, 2026, compared to a net gain on disposal of investment of $1,408 and deemed dilution gain of $1,968 for the six months ended June 30, 2025;

•	Net loss from associates of $931 for the six months ended June 30, 2026 comprising the Company’s share of net losses of Dolly Varden and UMS compared to $1,787 for the six months ended June 30, 2025;

•	Amortization of flow-through share premium decreased to $407 for the six months ended June 30, 2026 compared to $947 for the six months ended June 30, 2025 was a direct result of the significantly lower premiums for the 2025 financings as compared to the 2024 financings despite more robust drilling programs; and

•	Net loss on marketable securities of $4,017 for the six months ended June 30, 2026 compared to a net gain of $347 for the six months ended June 30, 2025 was a result of a significant decrease in securities prices in the second quarter of 2026.

Section 6: Financial position, liquidity, and capital resources

	At June 30 2026	At December 31 2025
Cash	$8,708	$21,197
Restricted cash	144	144
Marketable securities	45,918	7,783
Other investment (1)	2,131	2,031
Other assets	2,463	1,283
Mineral property interests	49,790	49,918
Investments in associates	99	25,963
Current liabilities	2,748	2,835
Non-current liabilities	4,416	4,473
Working capital surplus (2)	56,188	29,162
Accumulated deficit	263,460	263,651

(1) Investment in unlisted shares of Alsym Energy Inc.

(2) Defined as total current assets less total current liabilities

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2026 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	11

	Three months ended June 30		Six months ended June 30
Cash flows from continuing operations:	2026	2025	2026	2025
Cash used in operating activities	$(8,691)	$(4,517)	$(14,661)	$(7,061)
Cash provided by investing activities	2,099	3,365	2,176	3,362
Cash provided by financing activities	—	7,405	—	7,357

6.1 Cash flows

Operating activities:

•	During the three months ended June 30, 2026, the Company used cash of $8,691 in operating activities compared to $4,517 in 2025. The higher cash outflow for the current period was consistent with higher exploration activities compared to the previous period.

•	During the six months ended June 30, 2026, the Company used cash of $14,661 in operating activities compared to $7,061 during the six months ended June 30, 2025. The higher cash outflow was consistent with the additional work performed at Eau Claire and Committee Bay compared to the previous year.

Investing activities:

•	During the three months ended June 30, 2026, the Company generated cash from investing activities of $2,099, primarily representing net receipts from disposal of marketable securities. During the three months ended June 30, 2025, the Company generated cash from investing activities of $3,365, representing mostly proceeds from disposition of investments and marketable securities, offset by the acquisition of mineral property interests.

•	During the six months ended June 30, 2026, the Company generated cash from investing activities of $2,176, primarily representing net receipts of $2,022 from disposal of marketable securities and interest income of $202. During the six months ended June 30, 2025, the Company generated cash from investing activities of $3,362, representing net receipt of $3,625 for selling DV shares and net receipts of $613 for selling marketable securities, offset by mineral property interest additions of $904 and equipment addition of $47.

Financing activities:

•	For the three months ended June 30, 2026, there was no cash provided by financing activities. For the three months ended June 30, 2025, cash provided by financing activities of $7,405 was primarily from a private placement that raised net $4,477 and a flow-through financing which raised net $2,857 during the quarter.

•	For the six months ended June 30, 2025, cash provided by financing activities of $7,357 represented the net proceeds received from a private placement that raised net $4,477 and a flow-through financing which raised net $2,857. There was no cash provided by financial activities for the six months ended June 30, 2026.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2026 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	12

6.2 Contractual commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and commitments as at June 30, 2026, shown in contractual undiscounted cashflows:

	Within 1 year	2 to 3 years	Over 3 years	At June 30 2026	At December 31 2025
Accounts payable and accrued liabilities	$2,365	$—	$—	$2,365	$2,023
Deferred government grant	—	—	—	—	22
Flow-through share premium liability(1)	383	—	—	383	790
Total	$2,748	$—	$—	$2,748	$2,835

(1) The remaining exploration expenditure the Company is committed to incur before December 31, 2026, is $8,163.

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. The Company estimates that $575 of payments arising on mineral claims and leases will be payable during the year ended December 31, 2026.

In addition, the Company is committed to certain office rental expense in respect of formerly shared head office premises as noted in section 8.

6.3 Summary of mineral property interests

A summary of the carrying amounts of the Company’s mineral property interests is as follows:

	Quebec	Nunavut	Total
Balance at December 31, 2024	$37,100	$8,100	$45,200
Additions	5,436	—	5,436
Change in estimate of provision for site reclamation and closure	(597)	(121)	(718)
Balance at December 31, 2025	$41,939	$7,979	$49,918
Change in estimate of provision for site reclamation and closure	(219)	91	(128)
Balance at June 30, 2026	$41,720	$8,070	$49,790

On April 28, 2025, the Company acquired all of the issued and outstanding common shares of Quebec Precious Metals Corporation. The QPM Acquisition was accounted for as an asset acquisition, with its mineral property interests valued at $5,436.

During October 2025, the Company received the first milestone payment from Benz to acquire the remaining 25% interest (for a total 100% undivided interest) of the Eastmain Mine and Ruby Hill Properties. The payment of $1,100 consisted of $850 cash and Benz Common Shares with a market value at the time of $250.

6.4 Capital resources

The Company seeks to proactively manage its capital resources and makes adjustments in light of changes in the economic environment and the risk characteristics of the Company’s assets. To effectively manage its capital requirements, the Company has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, including contractual commitments, taking into account its anticipated cash outflows from exploration activities and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2026 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	13

As at the date of this MD&A, the Company expects its existing working capital and other capital resources to support certain planned activities for the next 12 months at the Eau Claire and Committee Bay projects and short-term contractual commitments. The Company’s ability to undertake further project expansionary plans is dependent upon the Company’s ability to obtain adequate financing in the future. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

October 2025 financing

In October 2025, the Company issued a total of 15,918,000 flow-through shares for total gross proceeds of $18,000. Share issue costs related to the October 2025 Offering totaled $1,396, which included $1,198 in commissions and $198 in other issuance costs.

Reconciliation of use of fund of October 2025 funding

Fury’s stated use of proceeds for the October 2025 Offering was to pursue exploration opportunities at both its Quebec and Nunavut projects. The funds raised and the application of these funds and working capital is summarized below.

	Q4 2025	Q1 2026	Q2 2026
Exploration and evaluation	(1,180)	(3,859)	(3,402)
Amount raised	16,604	—	—
Remaining to be spent on Quebec and Nunavut projects	15,424	11,565	8,163

Exercise of share options and warrants

During the six months ended June 30, 2026, there were no exercises of share options and warrants.

As at June 30, 2026, the share options outstanding were as follows:

	Share options outstanding			Share options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
C$0.53 – C$1.00	4,449,500	0.83	1.88	3,868,250	0.83	1.45
C$1.00 – C$1.85	2,486,659	1.04	0.69	2,486,659	1.04	0.69
C$2.05 – C$3.91	11,115	2.29	0.71	11,115	2.29	0.71
	6,947,274	0.91	1.45	6,366,024	0.91	1.15

The number of share purchase warrants outstanding at June 30, 2026 was as follows:

	Warrants outstanding	Weighted average exercise price (C$/share)
Outstanding, December 31, 2024	—	—
Issued	13,029,435	1.00
Outstanding, December 31, 2025 and June 30, 2026	13,029,435	$1.00

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2026 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	14

On January 9, 2026, the Company issued 430,000 DSU’s to directors and 885,000 RSU’s to officers and employees. The DSU’s and RSU’s were issued in accordance with the Company’s LTI plan, with a grant-date fair value of C$0.81 per unit, one third vesting annually on anniversary with the first trench vested immediately.

On January 9, 2025, the Company issued 590,000 DSU’s to directors and 1,142,500 RSU’s to officers, and employees. The DSU’s and RSU’s were issued in accordance with the Company’s LTI plan, with a grant-date fair value of $0.55 per unit, one third vesting annually on the anniversary and to be paid out as fully paid shares.

The Company does not utilize off-balance sheet arrangements. Earn-in arrangements are not viewed as off-balance sheet arrangements, and there are no other commitments held by the Company at the balance sheet date.

As at August 13, 2026, there were 6,427,274 and 13,029,435 share options and warrants outstanding, respectively, with a weighted average exercise price of $0.93 and $1.00, respectively.

6.5 Capital structure

Authorized: Unlimited common shares without par value. Unlimited preferred shares – nil issued and outstanding.

Number of common shares issued and outstanding as at June 30, 2026: 190,132,195

Number of common shares issued and outstanding as at August 13, 2026: 190,132,195

6.6 Planned Exploration Activities

The Company is funded for its planned 2026 exploration programs, which include infill drilling at Eau Claire as well as a summer drill program at Committee Bay.

As at June 30, 2026, the Company had positive working capital of approximately $56,188, which the Company defines as total current assets (including marketable securities valued at prevailing market prices) less total current liabilities including a cash balance of $8,708 (which excludes $144 restricted cash). As of the date of this MD&A, the Company's working capital is estimated to have declined by approximately $3,000 since June 30, 2026, to pay for general corporate costs.

Section 7: Financial risk summary

As at June 30, 2026, the Company’s financial instruments consist of cash, marketable securities, other investments, accounts receivable, deposits, accounts payable and accrued liabilities, and deferred government grants. The fair values of these financial instruments, other than the marketable securities and other investments, approximate their carrying values due to their short term to maturity. The Company’s marketable securities, representing investments held in publicly traded entities, were classified as level 1 of the fair value hierarchy and measured at fair value using their quoted market price at period end. The Company’s other investments, representing investments held in private entities, were classified as level 3 of the fair value hierarchy and measured at fair value based on unobservable inputs.

The Company’s financial instruments are exposed to certain financial risks, primarily liquidity risk, credit risk and market risk, including price risk. Details of the primary financial risks that the Company is exposed to are available in the notes to the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2026.

Section 8: Related party transactions and balances

8.1 UMS

In the previous three years, the Company has not proposed any related party transactions as contemplated by securities policies dealing with protection of minority shareholders. The Company’s shared services provider arrangements are considered related party transactions for financial disclosure purposes. The Company owns 25% of the common shares of Universal Mineral Services Ltd (“UMS “) a shared services provider, with the other 75% owned by three other mineral exploration companies. UMS is a private company through which its four junior resource shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. This allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated for any participant upon providing 180 days’ notice.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2026 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	15

All transactions with UMS have occurred in the normal course of operations, and all amounts owing to or from UMS are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Exploration and evaluation costs	$97	$36	$164	$73
General and administration	75	86	122	132
Total transactions for the period	$172	$122	$286	$205

The outstanding balance owing at June 30, 2026 was $40 (December 31, 2025 – $57) which is included in accounts payable and accrued liabilities.

As part of the UMS arrangement, the Company is contractually obliged to contingently pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021, which premises are currently substantially sub-leased. As at June 30, 2026, the Company expects to incur approximately $71 in respect of its share of future rental expense of UMS.

The Company issues share options to certain UMS employees, including key management personnel of the Company. The Company recognized a share-based compensation expense of $5 and $16 for the three and six months ended June 30, 2026, in respect of share options issued to UMS employees (June 30, 2025 - $2 and $7) which is included within employee benefits and exploration and evaluation costs.

8.2 Key management personnel

Remuneration of Fury Gold’s board of directors and certain executive officers of the Company, including the Chief Executive Officer and Chief Financial Officer was as follows:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Short-term benefits provided to executives (a)	$346	$261	$635	$527
Directors’ fees paid to non-executive directors	73	60	143	130
Share-based payments	118	150	648	292
Total	$537	$471	$1,426	$949

(a) Short-term employee benefits include salaries, bonus, and other employee benefits.

Section 9: Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS Accounting Standards as issued by the IASB requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2026, the Company applied the material accounting policy information and critical accounting estimates and judgements disclosed in notes 3 and 5 of its consolidated financial statements for the year ended December 31, 2025.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2026 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	16

Adoption of new and revised accounting standards

Effective January 1, 2026, the Company adopted amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, providing clarifications for, among other things, the date of recognition and derecognition of financial assets and liabilities, and updating the disclosures for equity instruments designated at fair value through other comprehensive income. These amendments did not have a material impact on the Company's condensed interim consolidated financial statements.

We have applied the exception to the requirement to derecognize a financial liability on the settlement date. This exception permits the Company to deem a financial liability (or a part of a financial liability), that will be settled with cash using an electronic payment system, to be discharged before the settlement date if, and only if, we have initiated the payment instruction and:

•	We have no practical ability to withdraw, stop or cancel the payment instruction;

•	We have no practical ability to access the cash to be used for settlement as a result of the payment instruction; and

•	The settlement risk associated with the electronic payment system is insignificant.

New and amended standards not yet effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods beginning after December 31, 2025. The Company has not early adopted any of these pronouncements, and the impact of some on the financial statements are still being evaluated.

On April 9, 2024, the IASB issued a new standard, called IFRS 18 Presentation and Disclosure in Financial Statements, which applies to an annual reporting period beginning on or after January 1, 2027, with earlier application permitted. IFRS 18 includes requirements for all entities applying IFRS Accounting Standards as issued by the IASB for the presentation and disclosure of information in financial statements. The Company is currently evaluating the impact of the new standard on its financial statements.

Section 10: Controls and procedures

Disclosure controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws. As at June 30, 2026, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the CEO and CFO, of the effectiveness of the Company's DC&P, as defined in the applicable Canadian and U.S. securities laws. Based on that evaluation, the CEO and CFO concluded that such DC&P are effective as of June 30, 2026. No changes have occurred in the Company’s DC&P during the three months ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; and

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2026 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	17

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company assets, or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB.

The Company's management, including the Company’s CEO and CFO, assessed the effectiveness of the Corporation's ICFR as at June 30, 2026, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as at June 30, 2026, the Company's ICFR was effective. No changes have occurred in the Company’s ICFR during the three months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases, and other information are available on SEDAR+ at www.sedarplus.com.

On behalf of the Board of Directors,

“Forrester A. Clark”

Forrester A. Clark

Chief Executive Officer

August 13, 2026

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2026 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	18